Exhibit 99.1

ZIM Announces New Chartering Transaction
for Six 5,500 TEU Wide Beam Newbuild
Vessels

Another Attractive Transaction to Secure Modern and Efficient
Tonnage in Versatile Size

Vessel Delivery Expected Between Q2 2023 and Q1 2024

HAIFA, Israel – March 30, 2022 – ZIM Integrated Shipping Services (NYSE: ZIM) announced today a new charter transaction with a group of investors initiated by MPC Capital AG, according to which ZIM will charter a total of up to six 5,500 TEU wide beam newbuild vessels for a period of 7 years and total charter hire consideration of up to approximately $600 million. The vessels will be constructed at Korean-based shipyard HJ Shipbuilding & Construction (formally known as Hanjin Heavy Industries & Construction Co.), and are scheduled to be delivered between May 2023 and February 2024.

Eli Glickman, ZIM President & CEO, stated: “We are pleased to announce another attractive chartering transaction for newbuild vessels, securing modern and efficient tonnage vessels which are ideally suited to serve on our expanded network of expedited services, as well as other regional services. We continue to advance our strategy of chartering in highly versatile vessels to strengthen our commercial prospects, maintain our flexibility and enhance our position as an innovative provider of seaborne transportation. With a commitment to delivering industry superior profitability, we expect to continue to employ a prudent capital allocation approach, while maintaining our operational agility and creating enduring value for shareholders.”

About ZIM
ZIM (NYSE: ZIM) is a global container liner shipping company with leadership positions in the markets in which it operates. Founded in Israel in 1945, ZIM is a veteran shipping liner, with decades of experience providing customers with innovative seaborne transportation and logistics services, and a reputation for industry-leading transit times, schedule reliability and service excellence. Additional information about ZIM is available at www.ZIM.com.

Forward Looking Statements
This press release contains or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s new service capabilities and advantages, future financial results thereof, as well as its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance, or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2021 Annual Report.

Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

ZIM Contacts
Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com